Exhibit 99.1

Puxin Limited Announces Change of Auditor to MBP

BEIJING, March 7, 2022 /PRNewswire/ — Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today announced that the Company appointed Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm for its fiscal year ended December 31, 2021. At the same time, the Company and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) have mutually agreed to terminate Deloitte’s appointment as the Company’s independent registered public accounting firm, effective immediately. The Company’s decision to replace Deloitte with MBP was approved by the Audit Committee of the Company.

Deloitte was previously the independent registered public accounting firm for the Company. During the periods that Deloitte was engaged as the Company’s independent registered public accounting firm, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). The audit reports of Deloitte on the Company’s consolidated financial statements for the years ended December 31, 2019 and December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2020, and any subsequent interim period prior to the engagement of MBP on March 7, 2022, neither the Company nor anyone acting on its behalf consulted with MBP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MBP that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F. The Audit Committee and the Board of Directors of the Company would like to express their sincere gratitude to Deloitte for its high quality services rendered to the Company over the past years.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve operational performance of acquired businesses. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com